[redacted]

11023420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2010 (MM/DD/YY) AND ENDING 08/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONOVER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11250 KIKRLAND WAY, SUITE 100

(No. and Street)

KIKRLAND (City) WA (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD MORIN 425-897-7116

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD AND ASSOCIATES INC, CERTIFIED PUBLIC ACCOUNTANTS

(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVEUNE (Address) NORTHRIDGE (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 1 2011
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD MORIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONOVER SECURITIES CORPORATION, as of AUGUST 31ST, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PATRICE M. HUGHES
COMMISSION EXPIRES
NOTARY
PUBLIC
JAN. 16, 2015
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Conover Securities Corporation:

We have audited the accompanying statement of financial condition of Conover Securities Corporation (the Company) as of August 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
October 13, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Conover Securities Corporation
Statement of Financial Condition
August 31, 2011

Assets

Cash and cash equivalents	$	86,924
Accounts receivable		1,442
Receivable from related party		61,012
Commissions receivable		9,505
Prepaid expense		2,705
Total assets	$	161,588

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	2,096
Commissions payable		4,870
Accrued payroll expenses		13,740
Total liabilities		20,706

Stockholder's equity

Common stock, no par value, 50,000 shares authorized, 23,500 shares issued and outstanding		194,500
Accumulated deficit		(53,618)
Total stockholder's equity		140,882
Total liabilities and stockholder's equity	$	161,588

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Operations
For the Year Ended August 31, 2011

Revenues		
Commissions	$	326,166
Interest income		6
Total revenues		326,172
Expenses		
Employee compensation and benefits		227,536
Commission, trading fees and floor brokerage		52,279
Occupancy and equipment rental		24,000
Taxes, other than income taxes		16,706
Other operating expenses		25,925
Total expenses		346,446
Net income (loss) before income tax provision		(20,274)
Income tax provision		-
Net income (loss)	$	(20,274)

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2011

	Common Stock	Accumulated Deficit	Total
Balance at August 31, 2010	$ 194,500	$ (33,344)	$ 161,156
Net income (loss)	-	(20,274)	(20,274)
Balance at August 31, 2011	$ 194,500	$ (53,618)	$ 140,882

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Cash Flows
For the Year Ended August 31, 2011

Cash flow from operating activities:		
Net income (loss)		$ (20,274)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (824)	
Receivable from related party	40,000	
Commissions receivable	(3,185)	
Prepaid expense	(10)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,170	
Commissions payable	2,456	
Accrued payroll expenses	10,461	
Total adjustments		50,068
Net cash and cash equivalents provided by (used in) operating activities		29,794
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		29,794
Cash and cash equivalents at beginning of year		57,130
Cash and cash equivalents at end of year		$ 86,924
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Conover Securities Corporation (the "Company") was incorporated in the state of Washington on January 3,1983, under the name of Abacus Securities Corporation. The Coompany subsequently changed its name to Conover Securites Corporation on May 21, 2007. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Abacus Group, LLC (the Parent).

The Company is engaged in business as a securities broker-dealer, that provides several classes of services. The company is authorized to be (1) mutual fund retailer, (2) municipal securities broker, (3) broker of dealer selling variable life insurance or annuities, (4) and a non-exchange member arranging for transactions in listed securities by exchange member.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however, there is no material difference between trade date and settlement date for the Company.

Mutual fund and annuity income are recognized when earned.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Washington does not impose a state income or franchise tax, however, the Company is subject to a business and occupation tax based on gross receipts.

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred: major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of five (5) years by the straight-line method. The equipment and furniture are fully depreciated as of August 31, 2010.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs are expensed as incurred. For the year ended August 31, 2011, the Company charged $200 for advertising costs which are included in other operating expenses on the accompanying statement of operations.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through October 13, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
Total income tax expense (benefit)	$ -	$ -	$ -

The Company has available at August 31, 2011, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in the deferred tax asset of approximately $13,881 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended August 31,
$ 6,008	2026
56,238	2028
7,341	2029
10,156	2030
12,794	2031
$ 92,537	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: GROSS RECEIPTS TAX

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to a state business and occupation tax based on gross receipts. At August 31, 2011, the Company recorded $5,776 of such expenses. These amounts are included in "Taxes, other than income taxes".

Note 4: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Abacus Group, LLC (the "Parent") whereby the Company pays Abacus Group LLC, for use of its facilities. Under this agreement, the Company paid Abacus Group, LLC $24,000 for rent and utilities.

On September 1, 2009, the Company entered into a contract for the purchase of substantially all of the assets of an investment brokerage firm. The total purchase price of the transaction was $360,000; $92,500 of which the Company paid initially. The contract was then restructured to reassign the purchase to the Parent of the Company. At August 31, 2011, the Parent owes $61,012 to the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending August 31, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2011, the Company had net capital of $73,623 which was $68,623 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($20,706) to net capital was 0.28 to 1, which is less than the 15 to 1 maximum allowed.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2011

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $55 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 73,678
Adjustments:		
Non-allowable assets	$ (55)	
Total adjustments		(55)
Net capital per audited statements		$ 73,623

Conover Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of August 31, 2011

Computation of net capital		
Common stock	$ 194,500	
Accumulated deficit	(53,618)	
Total stockholder's equity		$ 140,882
Less: Non-allowable assets		
Accounts receivable	(1,442)	
Receivable from related party	(61,012)	
Commissions receivable in excess of payable	(2,100)	
Prepaid expense	(2,705)	
Total non-allowable assets		(67,259)
Net capital		73,623
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,380	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 68,623
Ratio of aggregate indebtedness to net capital	0.28 : 1	

There was a difference of $55 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2011 (See Note 8).

See independent auditor's report

Conover Securities Corporation
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of August 31, 2011

A computation of reserve requirements is not applicable to Conover Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Conover Securities Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of August 31, 2011

Information relating to possession or control requirements is not applicable to Conover Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Conover Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended August 31, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Conover Securities Corporation:

In planning and performing our audit of the financial statements of Conover Securities Corporation (the Company), as of and for the year ended August 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
October 13, 2011